UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2007

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Enters into License and Distribution Agreement for Emil Chronicle
Online in Mainland China.

SEOUL, South Korea, January 17, 2007 - Gravity, Co., Ltd. (Nasdaq: GRVY, the
“Company”), an online game developer and publisher, announced that it has entered into a License and Distribution Agreement for Emil Chronicle Online
(or ECO) in mainland China.

The agreement for China was entered into with a wholly-owned subsidiary of The
9 Limited in China in January 2007, which is effective for 3 years from the commercial service date.

In November 2006, the Company entered into a software license and distribution agreement with Infocomm Asia Holdings Pte Ltd., an online game publisher based in Singapore, for ECO in Southeast Asia and Oceania, which includes Singapore,
Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New
Zealand.

As a result of the agreement, the total revenue from ECO for the term of the agreement in these territories is expected to amount over US$ 6.8 million including license fees and minimum guaranteed payments.

Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, said “We expect that ECO will present a wide appeal to worldwide game users who are familiar with the manga and animation culture. We are very much pleased with our recent first closed beta test in Korea, leading to such business accomplishments where the total expected revenue from our recent agreements already exceeds the amount paid for the global publishing rights for ECO. In addition, there is more potential depending on the success of ECO in these markets and Korea. We believe ECO fits into our global publishing strategy, which is to excavate high quality games throughout the world and publish these games through our global distribution network.”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit
http://www.gravity.co.kr.

About The9 Limited
The9 Limited is a leading online game operator in China.  The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market.  The9 directly or through affiliates operates licensed
MMORPGs, consisting of Blizzard Entertainment®’s World of Warcraft®, MU® and
Mystina Online® and its first proprietary MMORGP, Joyful Journey West, in
China.  It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada®, Soul of The Ultimate Nation®, Guild
Wars®, Hellgate: London®, Ragnarok Online 2® and Emil Chronicle Online®.  In
addition, The9 is also working on the development of a 3D fantasy MMORPG game,
Fantasy Melody Online.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the
“safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the
United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form
20-F, together with such other documents and we may submit to or file with the
SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

Contact:
Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6141
Email: thwang@gravity.co.kr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 1/17/2007	By:	/s/ Tae Sung Hwang
	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer